UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Somaxon Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
834453 10 2
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	834453 10 2

1	NAMES OF REPORTING PERSONS Prospect Venture Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		425,531 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

425,531 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425,531 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Amendment No. 1 to the statement on Schedule 13G is filed by Prospect Venture Partners III, L.P., a Delaware limited partnership (“PVP III”) and Prospect Management Co. III, L.L.C., a Delaware limited liability company (“PMC III,” together with PVP III, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Represents shares of the Issuer’s Common Stock issuable pursuant to a warrant to purchase common stock held by PVP III. PMC III serves as the sole general partner of PVP III. As such, PMC III possesses power to direct the voting and disposition of the shares owned by PVP III and may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.
(3) This percentage is calculated based upon 23,639,469 shares of the Common Stock outstanding as of November 2, 2009 as set forth in the Issuer’s most recent Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2009.

CUSIP No.	834453 10 2

1	NAMES OF REPORTING PERSONS Prospect Management Co. III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		425,531 shares of Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

425,531 shares of Common Stock (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

425,531 shares of Common Stock (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.8%(3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Amendment No. 1 to the statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2) Represents shares of the Issuer’s Common Stock issuable pursuant to a warrant to purchase common stock held by PVP III. PMC III serves as the sole general partner of PVP III. As such, PMC III possesses power to direct the voting and disposition of the shares owned by PVP III and may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.
(3) This percentage is calculated based upon 23,639,469 shares of the Common Stock outstanding as of November 2, 2009 as set forth in the Issuer’s most recent Form 10-Q, filed with the SEC on November 6, 2009.

CUSIP No.	834453 10 2
Introductory Note: This Amendment No. 1 to the statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.0001 per share (“Common Stock”), of Somaxon Pharmaceuticals, Inc. (the “Issuer”).
Item 1(a). Name of Issuer:
Somaxon Pharmaceuticals, Inc.
Item 1(b). Address of Issuer’s Principal Executive Officers:
420 Stevens Avenue, Suite 210
Solana Beach, California 92075
Item 2(a). Name of Person(s) Filing:
Prospect Venture Partners III, L.P. (“PVP III”)
Prospect Management Co. III, L.L.C. (“PMC III”)
Item 2(b). Address of Principal Business Office:
Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Item 2(c). Citizenship:
PVP III is a Delaware limited partnership.
PMC III is a Delaware limited liability company.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001 per share.
Item 2(e). CUSIP Number:
834453 10 2

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No.	834453 10 2
Item 4(a). Amount Beneficially Owned:
Item 4(b). Percent of Class:
Item 4(c). Number of shares as to which such persons have:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009:

		Common Stock
		Issuable Upon
	Shares of	Exercise of
	Common	Common Stock		Shared
	Stock Held	Purchase	Shared	Dispositive	Beneficial	Percentage of
Reporting Persons	Directly	Warrant	Voting Power (1)	Power (1)	Ownership (1)	Class (1, 3)
PVP III	0	425,531	425,531	425,531	425,531	1.8%
PMC III (2)	0	0	425,531	425,531	425,531	1.8%

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Person.

(2)	PMC III serves as the sole general partner of PVP III. As such, PMC III possesses power to direct the voting and disposition of the shares owned by PVP III and may be deemed to have indirect beneficial ownership of the shares held by PVP III. PMC III owns no securities of the Issuer directly. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this Amendment No. 1 to the statement on Schedule 13G is provided as of December 31, 2009.

(3)	This percentage is calculated based upon 23,639,469 shares of the Common Stock outstanding as of November 2, 2009 as set forth in the Issuer’s most recent Form 10-Q, filed with the SEC on November 6, 2009.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

CUSIP No.	834453 10 2
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2010
PROSPECT VENTURE PARTNERS III, L.P.
By: Prospect Management Co. III, L.L.C.
Its: General Partner

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

PROSPECT MANAGEMENT CO. III, L.L.C.

/s/ Dave Markland
Dave Markland
Attorney-in-Fact

Exhibit(s):
99.1:     Joint Filing Statement